Ropes & Gray
                   One International Place
                 Boston, Massachusetts 02110


                    January 26, 1996

Putnam Tax Exempt Income Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

     We have acted as counsel to Putnam Tax Exempt Income Fund (the "Fund"), in connection with the Registration Statement of the Fund on Form N-14 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), relating to the proposed combination of the Fund with Putnam Intermediate Tax Exempt Fund (the "Intermediate Fund"), and the issuance of shares of the Fund in connection therewith (the "Shares"), all in accordance with the terms of a proposed Agreement and Plan of Reorganization between the Fund and the Intermediate Fund substantially in the form filed as an exhibit to the Registration Statement.

     We have examined the Fund's Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts and the Clerk of the City of Boston and the Fund's By-Laws, as amended, and are familiar with the actions taken by the Trustees of the Fund in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

     Based upon the foregoing, we are of the opinion that:

     1. The Fund is a duly organized and validly existing business trust under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

     2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid and nonassessable by the Fund.

     The Fund is an entity of the type commonly known as a"Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus under the caption "Information about the reorganization -- Federal income tax consequences."

                                    Very truly yours,
                    /s/ Ropes & Gray
                    Ropes & Gray